Exhibit (a)(1)(vii)

This e-mail will confirm that we have received your completed and correct Election Form.

This election replaces any prior elections you may have made, if any. You may change your election at any time up to the close of the offer at 7:00 p.m. PST January 22, 2009, unless the offer is extended. Your election, if any, in effect at that time will become irrevocable.

If you have any questions, please send an e-mail to David Hartley at dhartley@bioform.com or call (650) 286-4035.